UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Zeehaus Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 28, 2016

Physical address of issuer
1390 Market St, Suite 200, San Francisco, CA 94102

Website of issuer
https://zeehaus.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.00% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.00%) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
November 5, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	As of August 18, 2018	Most recent fiscal year-end (December 31, 2017)
Total Assets	$50,960	$3,025
Cash & Cash Equivalents	$50,960	$3,025
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$5,599	$105,878
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	-$1,259	$0
Net Income	-$130,775	-$102,854

__The jurisdictions in which the issuer intends to offer the Securities:__
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 6, 2018

FORM C

Up to $1,070,000.00

Zeehaus Inc.



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Zeehaus Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.00% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.00%) of the total number of Crowd Notes sold by the issuer in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive a number of Crowd Notes of the issuer that is equal to two percent (2.00%) of the total number of Crowd Notes sold by the issuer in the Offering. in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://zeehaus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 6, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be

aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than January 28, 2019.

Once posted, the annual report may be found on the Company's website at: https://zeehaus.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and

conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Zeehaus Inc. (the "Company") is a Delaware Corporation, formed on December 28, 2016. The Company was formerly known as Pinta Digital Inc.

The Company is located at 1390 Market St, Suite 200, San Francisco, CA 94102.

The Company's website is https://zeehaus.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Zeehaus is a marketplace that connects investors with homeowners and homebuyers to digitally buy & sell fractional real estate ownership, in order to help achieve homeownership, lower housing costs, provide liquidity, and lower cost of property transaction, by leveraging its proprietary "equity sharing" platform and blockchain to store ownership and protect data. The company makes money by charging a percentage of property value funded as well as through advertising based on data stored on blockchain.

The Offering

Minimum amount of Crowd Note being offered	50,000
Total Crowd Note outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd Note	1,070,000
Total Crowd Note outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 5, 2018
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our real estate marketplace is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. While Zeehaus has a patent pending regarding a digital equity sharing ownership and fractional exchange, many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved real estate marketplace, and thus may be better equipped than us to develop and commercialize a real estate marketplace. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our real estate marketplace will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new services ("equity sharing for homebuyers" and "blockchain with direct advertising" within existing lines of business ("future purchase equity sharing for homeowners").
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or

services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

There is no guarantee that property ownership data stored on blockchain would be accepted by governments as legal property ownership in locations and jurisdictions that we intend to conduct business, either now or in the future. While we intend to become one of the leading blockchain companies in real estate, there are also risks associated with these efforts.

In general, demand for our products and services is highly correlated with general economic conditions and real estate markets in the locations that we are doing business.
A substantial portion of our revenue is derived from values of real estate properties and from demand of individuals to buy, sell, or invest in real estate properties, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

We rely on certain intellectual property rights, including patents, trademarks, and copyrights in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of ACH transfers, bank wires, and cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments, such as storage of data on blockchain, will completely prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee who are Zeehaus CMO, July 2018 to present, Zeehaus COO, March 2018 to present, and Zeehaus CEO, December 2016 to present of the Company, respectively. The Company has or intends to enter into employment agreements with Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The services we offer are advanced, and we need to rapidly and successfully develop and introduce new services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened technology and software life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software integration included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our services cannot effectively interface and perform well with software products of other companies and with our partners' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our services may require significant investments of capital and employee resources. In addition, many of our principal services are integrated with software offered by third parties and, in the future, some vendors of non-

Company products may become less willing to provide us with access to their software, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We must acquire or develop new services, evolve existing ones, address any defects or errors, and adapt to technology change, including, but not limited to, cloud-based solutions, blockchain, web technologies.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to customer data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Through our operations, we collect and store certain personal information that our customers provide to apply for cash out of home equity, request real estate purchases, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

While we don't plan to sell the personal data, we may share information about such persons with partners that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers, on reputable cloud-service provider's networks, Amazon Web Services. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our services, which could adversely affect our business/operating margins, revenues and competitive position.

We devote significant resources to protecting our information by leveraging the highest encryption available and 2-factor authentication, so all consumers are required to verify phone number and email address during registration, logging in to proprietary account online, as well as dealing with any transactions to move money or any types of currency. The expenses associated with protecting our information could reduce our operating margins.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

We are subject to income taxes as well as non-income based taxes, such as payroll, use, value-added, property and goods and services taxes, in both the U.S. and various foreign jurisdictions when company is expanding to international markets.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people at the present time.
The Company is dependent on Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The United States tax rules applicable to an investment in the Securities and the underlying Cryptocurrencies are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying Cryptocurrencies held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Cryptocurrencies. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchaser's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Cryptocurrency or the operation of the Cryptocurrency network in a manner that adversely affects an investment in the Securities.
Until recently, little or no regulatory attention has been directed toward Cryptocurrency and the Cryptocurrency network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Cryptocurrencies have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Cryptocurrency network, Cryptocurrency users and the Cryptocurrency exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Cryptocurrencies. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Cryptocurrency is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has

formally asserted regulatory authority over the Cryptocurrency network or Cryptocurrency trading and ownership. To the extent that Cryptocurrencies are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Cryptocurrency network or Cryptocurrency trading and ownership, trading or ownership in Cryptocurrencies or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Cryptocurrencies or utilize them for payments, the demand for Cryptocurrencies will decrease.
New regulations may make it more difficult to acquire and/or use Cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert Cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use Cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.
While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Cryptocurrencies in one or more countries.
Although currently Cryptocurrencies are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Cryptocurrencies or to exchange Cryptocurrencies for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Cryptocurrencies are treated for classification and clearing purposes.

In particular, Cryptocurrencies may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rule-making, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Cryptocurrencies as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Cryptocurrencies under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business, as we intend to offer a mortgage referral marketplace in the future, by bringing together mortgage brokers and lenders and making referrals to finance the properties through mortgage loans.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to work with our mortgage partners to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if loans originated by our mortgage partners were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to continue our referral business and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to offer the mortgage referral services or could result in the requirement that we and/or mortgage partners pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could negatively affect the real estate industry and property value, thus reducing demand for our services;

* an increase in prevailing interest rates could increase the expectation of investors when making investment decisions, thus reducing demand for our services, which are not directly tied to prevailing interest rates;

* an increase in prevailing interest rates could adversely affect our future mortgage referral services and related loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

* an increase in prevailing interest rates would increase the cost of and ability of our mortgage partners to finance servicing advances and loan originations;

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including actions taken by investors, homeowners, homebuyers, government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect homebuyers' willingness to purchase homes or seek loans and investor ability and desire to invest in real estate properties. For example, during the 2008 financial crisis, property values dropped significantly and real estate transactions and investments also dropped significantly. A similar crisis could negatively impact the willingness of investors and homebuyers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment through our marketplace. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional real estate activities may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional real estate seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The success of future Equity Sharing service depends on our ability to successfully manage our risk, and failing to do so may result in high delinquency rates.

Our success depends on our ability to manage our risk while attracting new homebuyers with profitable usage patterns. We select our customers, manage their accounts and establish terms using industry-standard credit scoring models and other analytical techniques that are designed to evaluate homebuyers' ability to make monthly payments to co-own properties. While we provide the results of the credit scoring models to investors who then make final purchase decisions, we set aside allowances to cover for late payments, prior to getting repaid when delinquency is resolved through selling of properties or cure of defaults.

The models and approaches we use to manage homebuyer risk may not accurately predict future delinquency for various reasons discussed in the preceding risk factor. There can be no assurance that our homebuyer application and risk management strategies will enable us to avoid high delinquencies, or that our allowance for losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to investors and reduce our exposure by identifying the patterns causing the defaults quickly enough, which could have an adverse effect on our business. Our ability to manage risk also may be adversely affected by legal or regulatory changes (such as foreclosure laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of our hired vendors such as collection agencies.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

If our payment processors and financial partners experience service outages or we experience an inability to connect with our processing systems in the future, that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the Bank Wire, ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment

processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to

protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties for integration of their services, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our software suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our services, which may impair our ability to deliver leading-edge services.
In addition to the technologies we develop, our suppliers develop product innovations that are necessary for providing services to our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their providing us with new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Similarly, suppliers have operating risks that could impact our business. These risks could create loss of services and other operational difficulties.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as

greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business and operating results may be adversely affected by risks inherent in investments in real estate.

Investments in real estate involve certain inherent risks, a number of which may be beyond the reasonable control of the Company. Real estate investment risks generally may include (i) fluctuations in supply and demand which can occur due to factors such as overbuilding in the relevant market or other changes in the location of the property; (ii) the risk that any persons owning the property will not be able to meet debt service obligations and will suffer foreclosures; (iii) increases in utility, maintenance and other operating costs; (iv) changes in applicable federal and local laws and regulations and property tax rates; and (v) the risk of catastrophic losses that exceed the limits of insurance coverage.

No Assurance as to Performance.

The Company does not make any representation or warranties, and nothing contained herein is, or shall be relied upon as, a promise or representation as to the future performance of real estate investments.

Litigation, Compliance and Reputational Risks.

Substantial legal liability or significant regulatory action against the Company could have a material adverse effect on the Company or cause significant reputational harm, which could seriously harm the Company's business and prospects. In addition, if the Company is required to incur all or a portion of the costs arising out of litigation or investigations because the Company does not have insurance coverage for such costs, the Company's results of operations and financial condition could be materially adversely affected.

The Company is also subject to a number of obligations and standards arising from its business, the violation of which by any Company employees could materially adversely affect the Company and its investors. For instance, the business conducted by Company requires that the Company properly deal with confidential information. If the Company's employees were to improperly use or to disclose confidential information, the Company could suffer serious harm to its reputation, financial position and current and future business relationships. If any of the Company's employees were to engage in misconduct or were to even be accused of such misconduct, the business and reputation of the Company could be materially adversely affected. It is not always possible to detect and deter employee misconduct. The precautions that the Company takes to detect and prevent such activity may not be effective in all cases, and the Company may suffer significant reputational harm and financial loss for any misconduct by its employees. The potential harm to the Company's reputation and to its businesses caused by such misconduct is impossible to quantify.

1. ***Business and Regulatory Risks.*** Legal, tax and regulatory changes could occur that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse. Market disruptions and an increase in capital

allocated to alternative investment strategies, including real estate, could lead to increased governmental scrutiny of the Company's industry. It is impossible to predict, what, if any changes, in the regulations applicable to the Company and the markets in which it proposes to trade and invest or the counterparties with which they do business may be instituted in the future. There can be no assurance that the Company will be able, for financial reasons or otherwise, to comply with future laws and regulations.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20.00% or more beneficially own up to 66.70% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the

Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Zeehaus is a marketplace that connects investors with homeowners and homebuyers to digitally buy & sell fractional real estate ownership, in order to help achieve homeownership, lower housing costs, provide liquidity, and lower cost of property transaction, by leveraging our proprietary 'equity sharing' platform and blockchain to store ownership and protect data. The company generates revenue by charging a percentage (typically 2% to 3%) of the property value funded as well as through advertising based on data stored on blockchain.

Business Plan

Zeehaus is currently in the first of four planned phases to develop its platform as follows:

1) Launch by focusing on homeowners looking to get cash by selling 10% to 20% of their equity to investors. This requires less cash to complete a transaction and gives investors a new investment opportunity backed by real assets. Build a strong community of homeowners and buyers, with effective direct advertising and personal data being secured on blockchain. One of

our key priorities is to also launch the blockchain community. Work with builders to develop an equity sharing community to get community properties ready for Phase 2.

2) Enable a funding platform to help buyers purchase homes by connecting investors with home buyers through equity shares and to allow investors to exchange fractional ownership without having to sell full properties.

3) Record ownership exchange on blockchain and leverage tokens to purchase properties.

4) Launch a mortgage referral marketplace for Equity Sharing buyers, who completed an equity sharing purchase, who are eligible to buy out the investor's fractional ownership by qualifying for mortgage after three (3) years.

History of the Business

On December 28, 2016, the Company incorporated as "Pinta Digital Inc." The Company changed its name to "Zeehaus Inc." on February 2, 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cash Out 'Future Purchase' of Fractional Equity	Homeowner offers fractional ownership to investor, who acquires a share of future appreciation by agreeing to give homeowner cash now. Investment is through a 'future contract' to purchase real estate, which is tradable on Zeehaus marketplace	Service expected to launch for properties San Francisco Bay Area and LA within 60 days after the Offering is completed

Advertising: development is in progress. The Zeehaus advertising model enables community members to control their data and decide types of advertisements to receive. Instead of social media or large corporations profiting from consumer personal data, the Zeehaus advertising platform enables consumers to get paid by advertisers and partners directly, by opening email ads, replying to emails, making purchases, or requesting to be contacted. For the Zeehaus blockchain community, homeowners and buyers will receive free Zeehaus reward tokens when joining the community and verifying their identity. A verified user can submit a review of the business after each experience, while the business can also monitor the clicked rate, response rate of consumers by locations and markets. Trust of consumers and temper-proof reviews of consumers and partners (real estate agents) are recorded on the blockchain and this technology enables Zeehaus to connect consumers with a business without revealing personal information. Funds raised will be allocated to speed up development and testing of our Advertising platform, with a public launch estimated in the first quarter of 2019.

Homebuyer Equity Sharing: development is complete and ready for beta launch. Equity Sharing for buyers enabling buyers and investors to purchase fractional ownership on the open market and to co-own property. Investors' equity is stored on blockchain legally with a grantor Trust Agreement, thus offering exchange of ownership without having to sell the full property. This

ownership model provides investors with property appreciation, thus lowering monthly housing cost for buyers, and eventually allowing buyers to buy out the entire property after a few years. Funds raised will be allocated to speed up development and testing and for a public launch.

Services are not Market expansion: if funds raised from the Offering are greater than $500K, we will allocate funding to expand services to homeowners in LA and Dallas

We offer a web-based digital platform to bring together real estate investors and residential homebuyers and homeowners through real estate agent referrals, inbound marketing, blogs, internet advertising, as well as working directly with sources of properties, homebuilders, to develop "equity sharing communities" of single-family and condominium homes.

Competition

The Company's primary competitors are Point.com, RealtyMogul, and RealtyShares.

For services to homeowners, Zeehaus will compete with Point.com. For services to real estate investors, the company's closest competitors are investments in traditional REITs, online rental investment, and direct buy/sell real estate platforms.

Customer Base

The Company's current customers are beta users who joined prior to the official business launch. After launch, our customers will be segmented into four groups: 1) homeowners, 2) homebuyers, 3) retail investors, and 4) institutional investors.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15920241	METHOD AND SYSTEM FOR EQUITY SHARING OF A REAL ESTATE PROPERTY	Zeehaus has taken the necessary steps to protect their intellectual property and position in the Equity Sharing marketplace. The non-provisional Patent filed includes the following claims: "Click & Sign" real estate fractional purchase design system • Integrated digital click & e-sign to complete the buying of property under Trust and Blockchain • Design of new purchase process: equity sharing ownership purchase, by turning each residential property into X	March 13, 2018	N/A	USA

		numbers (typically 100) of undivided ownership percentage under Trust ownership and Equity Sharing agreement Proprietary Equity Sharing Monthly Rate design algorithm • Equity or option open offering process to allow investors to purchase fractional ownership in residential real estate property • property expenses adjustment and perform Rent Stabilization' • design system for automated rental payout "3-Step Fractional Equity Trading" • Online trading (buy/sell) of fractional Real Estate property • Design system for trading of beneficiary interest under Trust interest for residential property • Algorithms for trade matching by using AVM (automated valuation model) for property valuation and different levels of appraisals to determine the fractional property value, and confirm the validity and fair value of the trade 'Live Stream Click and Sign" real estate property purchase • New design system that works seamlessly with previous invented 'Click & Sign' purchase • Enables seamless 'click and purchase' property during the live stream and instruction of the property features Automated 1031-Exchange for fractional property equity" • Automatic matching between selling (Relinquished) properties and buying (Replacement) properties • Both initial purchase or secondary trading are eligible for 1031-Exchange			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88100218	Real estate marketplace for buying, selling, investing fractional ownership Connecting investors with homeowners and buyers to buy and sell fractional properties digitally using Trust and Blockchain	Zeehaus Logo	August 31, 2018	N/A	United States

Copyright Registrations

Registration #	Title	Description	Registration Date
TX 8-573-015	Equity Sharing Agreement for Zeehaus	Equity Sharing Agreement is the key contract that is signed between buyer and investors to co-own property. Some of the key features include: • Buyer (Owner occupant) and investors become co-owners of a property • Investors purchase fractional ownership starting at 1%, not stock or investment fund • Investor ownership are held under Trust Agreement • All owners sign Equity Sharing Agreement, spelling out the rights and responsibilities, between 5 and 7-Yr term • Each property has separate Trust, which is structured strictly to simplify title holding, accounting, and transfer, so there is no need to put multiple owners on the property deed & title • Buyer pays investors 'monthly rent' + fraction of household expenses	March 22, 2018

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Zeehaus is subject to the government laws and regulations affecting its local operations in the areas of KYC/AML, real estate brokering, U.S. security laws, tax compliance, and data privacy. The company makes sure that it is in compliance with these laws and regulations and similar requirements from jurisdiction to jurisdiction. Because Zeehaus' plans are disruptive of the existing real estate ecosystem, it has performed a comprehensive review in all pertinent areas of U.S. laws and significant efforts have been put in place to ensure compliance. However, ongoing compliance with these laws, regulations, and similar requirements may be expensive, when expanding to new and additional jurisdictions, thus increasing the cost of compliance and doing business.

Regarding KYC/AML policy: only investors with either a valid SSN or IRS-issued U.S. Tax Id who pass KYC/AML tests can open an account at Zeehaus to invest and purchase real estate. The platform doesn't keep any investor money and all funds are held in investors' own bank accounts. Daily and monthly transaction limits will be set for each investor. For non-U.S. investors, additional verification might be required from our partner financial institution, unless the bank account is U.S.-based and is already linked to the investor's marketplace account.

Regarding Real Estate Brokering: the marketplace does not charge a fee based on the value at which property is bought or sold. The fee is based on either a flat fee or based on the zip code of the property. The platform does not act as a real estate agent in any capacity. Zeehaus will, however, partner with real estate brokerage firms and charge a referral fee based on location, as a fixed fee, not based on a percentage of the property. This model ensures that the company is not considered a "broker" of real estate.

Regarding U.S. Security laws: Equity Sharing ownership is recognized as 'rental investment property' by the IRS, as long as all individuals are co-owners. Having an Equity Sharing Agreement in place specifies the roles and responsibilities of the owner occupant and investors. The owner occupant is a buyer turned homeowner who buys the property together with investors and obtains sole occupancy rights and responsibilities to maintain property and pay investors rent. The company makes sure that it adheres to the following practices when engaging in equity sharing transactions:

- Residential property only. No pre-purchase managerial effort and no profit-making from effort of others
- Investors make their own decisions on buyer and property qualifications and can evict owner if there is a default
- Homebuyers won't be deemed as offering a security
- There is no sponsor, manager or management agreement
- Marketplace is never a "sponsor" of any deal or purchase
- Property can continue to be owned by any Trustee if a marketplace no longer exists
- No business relationship amongst investors, and Trustee doesn't have power to negotiate new lease

Regarding tax compliance, Trust Agreement and related owner and investment changes (cost basis and gains) are strictly tracked and reported to the IRS to ensure that tax filing & compliance for each sale and trade is captured as a long-term or short-term gain. Zeehaus will also ensure compliance with new laws regarding these areas. As an example, the newly enacted

California Data Privacy law that are expected to go into effect in the year 2020, which would require that consumers be able to view the data that a business has collected on them, as well as the right to receive their data in a portable format opt out of having the data sold to third parties and request deletion of personal data.

We expect to offer future security tokens based on U.S. securities laws in a Regulation D 506(c) and/or Regulation A+ Tier 2 offering and there will not be a free give-away. There will be no public sale or offer to sell future Zeehaus utility tokens, which will be used to pay service charges, real estate commissions, advertising, as well as to purchase properties, in order to ensure the utility token is not a security. Zeehaus may need to apply for money exchange licenses or work with existing financial institutions prior to enabling the utility tokens to be accepted for real estate purchases.

Litigation

The Company is currently not subject to any litigation.

Other

The Company's principal address is 1390 Market St, Suite 200, San Francisco, CA 94102

The Company has the following additional addresses: None.

The Company conducts business in California and Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

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USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
Campaign marketing expenses or related reimbursement	30.00%	$15,000.00	9.35%	$100,000.00
General Marketing	0.00%	$0.00	5.61%	$60,000.00
Research and Development	0.00%	$0.00	5.90%	$63,212.00
Future Wages	53.45%	$26,725.00	38.13%	$408,000.00
Accrued expenses of managers, officers, directors or employees	0.00%	$0.00	0.00%	$0.00
General Working Capital	0.00%	$0.00	12.67%	$135,528.00
SaaS Subscription	0.00%	$0.00	18.09%	$193,585.00
Legal and Accountant Fees	9.55%	$4,775.00	3.25%	$34,775.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

If the Company is only able to raise the Minimum Amount, the Company may be delayed in executing "Phase 1" of the business plan, as further detailed beginning on page 23 hereof.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion. When the proceeds from fund raise is between $50,000 and $1,070,000, then proportional adjustments will be made between the two scenarios provided.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Justin Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zeehaus Inc., CEO, responsible for technical development, compliance, finance, defining & executing of company roadmaps, and vision to become everything real estate, Dec 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

• Modemetric, BI Consultant, responsible for BI/Analytics design/development and Pre-Sales consultations, Jun 2016 to Sep 2017
• Deloitte, Consultant, responsible for ERP Financial & Oracle BI Implementation, Sep 2015 to May 2016

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Hila Eyal-Shpigelman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zeehaus Inc., CMO, responsible for marketing strategy, inbound marketing campaign, strategic partnership development, Jul 2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

• Modern Message, CMO - lead entire Marketing organization, Jul 2017 - Aug 2018
• Marketing Consultant for Intuit ProConnect Tax Group - Retention and Branding campaigns, Aug 2015 - Apr 2016

• CMO for Blue Start Sports - Established and led the marketing organization, Feb 2016 - Sep 2016
• Trintech, Head of Marketing NA, Sep 2016 - Apr 2017

Name

Christopher Garrett

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zeehaus Inc., COO, responsible for strategic planning, business operations, and business development, Mar 2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

• Archon Capital, Investment Analyst, responsible for sourcing deals, deal due diligence, market research, Spark Expo marketing and setup, and helping to close fund, Nov 2017 - Mar 2018
• Vanetta Partners, Director of Growth and Partnerships - Nov 2017 - Mar 2018 Responsible for setting up technology and business development channels, forming strategic partnerships with blockchain developer bootcamps, and generating new business deals for executive level roles.
• 1World Online, Partners Program Manager, responsible for sourcing investors for token offering, Oct. 17 to Dec. 17
• Clockwork Recruiting, Professional Services Project Manager, responsible for growing professional services offerings, managing key clients, Mar 17 to Sep. 17
• Ryder Systems Inc., Operations Manager, responsible for daily operations of fleet maintenance shop, Oct. 16 - Mar 17

Name

Justin Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zeehaus Inc., CEO, responsible for technical development, compliance, finance, defining & executing of company roadmaps, and visions to become everything real estate, Dec 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

• Modemetric, BI Consultant, responsible for BI/Analytics design/development and Pre-Sales consultations, Jun 2016 to Sep 2017
• Deloitte, Consultant, responsible for ERP Financial & Oracle BI Implementation, Sep 2015 to May 2016

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee. It expects to hire two executives (Hila and Chris) on as full-time employees if the maximum $1,070,000.00 is raised.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue thirty million (30,000,000) shares of capital stock, with twenty million (20,000,000) of "Common Stock" and ten million (10,000,000) of "Preferred Stock", all with a par value of $0.00001 per share, pursuant to the Amendment to the Certificate of Incorporation, filed on February 2, 2018.

Continued on next page

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,000,000
Voting Rights	Zeehaus Common stock holders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law. Elections of Directors are to be by plurality of eligible votes cast, and all other matters are to be determined by majority of eligible votes. Votes may be by voice or written ballot, except that on demand of any stockholder eligible to vote on a matter, votes are to be by ballot, stating the name of the stockholder or proxy and any other information that may be required according to the voting procedure, and counted by an inspector appointed by the meeting chair. The Board, or the chair, may establish policies to authenticate, count, and record votes made remotely, electronically, or online, including gathering information from which it can be determined that the vote in question was authorized by the stockholder or proxy holder.
Anti-Dilution Rights	Not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00%

The Company has no debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	10,675,000	$267,369.22	Key expenses include the followings: development cost (contractor fees), software subscription fees, purchase of web domain, administrative expenses, patent-filing, legal fees	February 1, 2018	Section 4(a)(2) - private offering exemption
Common Stock	28,722	$11,489.01	Development cost	August 15, 2018	Section 4(a)(2) - private offering exemption

Ownership

A majority of Zeehaus Inc. is owned by two individuals and one business entity, and shares are allocated to incentive stock option program. They are listed below:

Justin Lee, founder: 8,028,722 shares, 66.80% Kuan Hung Lin: 1,000,000 shares, 8.30% Image Service Provider Limited: 1,000,000 shares, 8.30% Unissued Stock Options: 1,325,000 shares, 11.00% Remaining pre-seed investors: 675,000 shares, 5.60%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Justin Lee	66.80%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on achieving the following milestone:
• Launch equity sharing marketplace for 'Homeowners' and store 'Future Purchase' contract in Trust Agreement and on verifiable blockchain
• Roll out 'community' for homeowners and buyers to opt-in and receive advertising
• Enhance platform capabilities to migrate properties using Smart Contracts on the Blockchain
• B2C model is our go-to-market priority: secure additional partnerships with investors, real estate brokers, property developers
• Build strong user community
• Complete 120 'Future Purchase' transactions

Liquidity and Capital Resources

The Offering proceeds are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of its business strategy. The Offering proceeds will have a beneficial effect on its liquidity, as the Company had approximately $51,000.00 in cash on hand as of August 18, 2018, which the Company expects will be augmented by the Offering proceeds and used to execute its business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Company has no outstanding debt.

Material Changes and Other Information

Zeehaus has full-year financial statements from calendar year 2017. Since then, a pre-seed funding round with friends and family was completed and converted into common stock between February and March of 2018. A new COO and CMO came onboard in March 2018 and July 2018, respectively. In 2017, the Zeehaus filed a tax return based on calendar year of January 1 to December 31, 2017. Zeehaus plans to change the Fiscal Year to start October 1 and end on September 30, starting October 1, 2018 for Fiscal Year 2019. This change is to better reflect the seasonality of the real estate industry, which typically ends in the summer months, and to better align with the official launch of the business, which is estimated to launch from late October to mid-November 2018.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Note for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 5, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.00% of the amount raised

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.00%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

The material terms of the Security are as follows:

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$5,000,000.00

Discount
25%

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a

Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the shares of the Company's capital stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to the terms of the Crowd Note.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stocks in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    a. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by

law) by Irrevocable Proxy;

b. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.00.

"**Outstanding Principal**" shall mean the Purchase Price. No interest shall accrue on the Purchase Price under the Crowd Notes.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
   iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have the following voting rights: Crowd Note will be converted to Zeehaus Preferred Stock, which does not carry voting rights.

The Company does have voting agreements in place. A description of such agreement is as follows: Voting rights, as related to Zeehaus common stock, are documented in the corporate by-laws. However, such voting rights are not applicable to the Crowd Note securities offered.

The Company does have shareholder/equity holder agreements in place. A description of such agreement is as follows: Transfer of the Crowd Note (and Preferred Stock when conversion takes place) is subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to the Crowd Note). The Preferred Stock, the Crowd Note, and all rights hereunder in the Crowd Note are transferable in whole or in part by the Investor to any person or entity upon written notice to Zeehaus Inc.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Crowd Note upon the following conditions: Repurchase of Crowd Note is based on the terms stated in the "**Corporate Transaction Payment**" section above.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

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TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Justin Lee
Relationship to the Company	Founder / CEO
Total amount of money involved	$95,878.40
Benefits or compensation received by related person	$80,000.00 of the stated amount became owner's investment in Zeehaus at $0.01 per share, for a total of 8,000,000 shares. Of the remaining $15,878.40, $4,389.39 was paid back to Justin Lee, while $11,489.01 was re-invested back to the company $0.40 a share for additional 28,722 shares
Benefits or compensation received by Company	Zeehaus is the sole owner of the marketplace technology, website domain, trademark of Zeehaus, copyright of the equity sharing agreement, and IP of the pending patent in equity sharing model.
Description of the transaction	Justin Lee, founder, provided personal funding to develop technology marketplace.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Justin Lee
(Signature)

Justin Lee
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Lee
(Signature)

Justin Lee
(Name)

CEO
(Title)

9/6/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Company Pitch Deck
Exhibit F   Video Transcript 1
Exhibit G   Video Transcript 2

Exhibit A
Financial Statements

ZEEHAUS, INC.

Reviewed Financial Statements For The Year Ended December 31, 2017
and
Period Ended August 18, 2018

August 28, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Zeehaus, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of Zeehaus, Inc. (a corporation), which comprise the balance sheet as of August 18, 2018 and December 31, 2017, and the related statements of income and retained earnings and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC

Dallas, TX
August 28, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

ZEEHAUS, INC.
BALANCE SHEET
AUGUST 18, 2018 & DECEMBER 31, 2017

_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 50,960	$ 3,025
		-
TOTAL CURRENT ASSETS	50,960	3,025
TOTAL ASSETS	50,960	3,025
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Accounts Payable	5,599	-
Related Party Loan	-	95,878
Notes Payable	-	10,000
TOTAL LIABILITIES	5,599	105,878
SHAREHOLDERS' EQUITY		
Common Stock	107	-
(20,000,000 Shares Authorized; 10,703,722 Issued; $.00001 Par Value)		
Additional Paid-In-Capital	278,882	-
Retained Earnings (Deficit)	(233,628)	(102,854)
TOTAL SHAREHOLDERS' EQUITY	45,361	(102,854)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 50,960	$ 3,025

ZEEHAUS, INC.
INCOME STATEMENT
FOR THE PERIOD ENDED AUGUST 18, 2018 AND THE YEAR ENDED DECEMBER 31, 2017
_____

	2018	2017
Operating Expense		
Salaries	$ 92,775	$ 69,071
General & Administrative	22,515	16,922
Travel	13,740	16,776
Advertising & Marketing	486	85
	129,516	102,854
Net Income from Operations	(129,516)	(102,854)
Other Income (Expense)	-	-
State and Local Tax	(1,259)	-
Net Income	$ (130,775)	$ (102,854)

ZEEHAUS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED AUGUST 18, 2018 AND THE YEAR ENDED DECEMBER 31, 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (130,775)	$ (102,854)
Change in Accounts Payable	5,599	-
Change in Loans	(105,878)	105,878
Net Cash Flows From Operating Activities	(231,055)	3,025
Cash Flows From Financing Activities		
Issuance of Stock	278,989	-
Net Cash Flows From Financing Activities	278,989	-
Cash at Beginning of Period	3,025	-
Net Increase (Decrease) In Cash	47,935	3,025
Cash at End of Period	$ 50,960	$ 3,025

ZEEHAUS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED AUGUST 18, 2018 AND THE YEAR ENDED DECEMBER 31, 2017

_____

	2018	2017
Beginning Shareholders' Equity	$ (102,854)	$ -
Issuance of Common Stock	278,989	-
Net Income (Loss)	(130,775)	(102,854)
Ending Shareholders' Equity	$ 45,361	$ (102,854)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Zeehaus, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and California. The Company is operates and online real estate marketplace that connects investors with homeowners to digitally buy & sell fractional real estate ownership.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company earned no revenue and sustained net operating losses during the period ended August 18, 2018, and the year ended December 31, 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2018. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 28, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

      The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

      The Company records advertising expenses in the year incurred.

Income Taxes

      The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

      The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and Period ending August 18, 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for 2017, will remain subject to review by the Internal Revenue Service until 2021.

      The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filing in the State of California for 2017 will remain subject to review by that State until 2022.

      The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by the State until 2021.

NOTE D- DEBT

      In 2017, the company received loan from a non-related party and issued a promissory note payable in exchange for cash for funding continuing operations ("the Notes"). The notes were non-interest bearing and converted to equity in 2018.

Related Party

In 2017, the Company borrowed $95,878 from Justin Lee, a shareholder and member of management ("the Related Party Loan"). The Related Party Loan was converted to equity in 2018.

NOTE E- EQUITY

The company has authorized two classes of shares: Common Stock with voting rights, and Preferred Stock with no voting rights.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 28, 2018, the date that the financial statements were available to be issued.

Exhibit B
Company Summary



Company: Zeehaus

Market: Real estate

Product: Real estate equity sharing marketplace and ownership community using blockchain

Company Highlights

- 2018 Top Pick for TechCrunch Disrupt San Francisco[i]
- Patent-pending marketplace for equity sharing is expected to launch 60 days after offering ends
- Launching blockchain-based community to pay users for advertising while offering opportunity to control use of personal data
- Building blockchain on top of the Stellar network and the Hyperledger network

PERKS

You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT inclusive of lower dollar amount perks.

$1,000: 600 future Zeehaus utility tokens

$2,500: 2,000 future Zeehaus utility tokens

$5,000+: Equivalent number of Zeehaus utility tokens and a 40% discount on future token purchases (discount is capped at the amount invested in this offering in U.S. dollars) for example, a $10,000 investment in this offering will receive 10,000 utility tokens and will be entitled to a maximum discount of $10,000 on a purchase of $25,000 in tokens

COMPANY SUMMARY

Opportunity

According to the Urban Institute, Americans have aggregated a tremendous amount of untapped equity in their homes. Unfortunately, given its illiquid nature, it is not easily accessible for homeowners looking for cash.[ii] To do so, homeowners typically go to a home loan lender and must fill out a great deal of paperwork to qualify.[iii] Further, for individuals looking to buy a home, they can be priced out of the market due to high prices and/or rising interest rates.[iv] Millennial renters may also have an especially hard time coming up with the down payment required.[v] At the same time, purchasing an investment property not only requires a significant down payment, but purchasers must also go through a potentially complex mortgage approval and closing process, and must provide property maintenance if they intend to lease it out, along with high selling costs in the future.

Zeehaus is developing a real estate marketplace that seeks to connect existing homeowners and homebuyers with real estate investors. By combining trust agreements with blockchain, Zeehaus aims to fractionalize equity ownership and facilitate real estate transactions through a digitized buying process. Existing homeowners will be able to access cash by selling equity in their home and new homebuyers — by sharing homeownership with investors— will be able to purchase a home at a lower cost both in terms of upfront and monthly payments. Investors will be given the opportunity to have fractional ownership in properties, monthly cash flow, and potential appreciation.

Product

Zeehaus aims to be a digitalized and automated end-to-end platform where investors, buyers, and sellers can connect to buy, sell, and invest in real estate at a fractional level and co-own property. Zeehaus also aims to become a rewards-based community to connect homeowners and homebuyers with advertisers by leveraging secured property ownership and verified user data stored on blockchain while offering users the opportunity to maintain control of personal data.

Phase One: Homeowners

The first phase of the Zeehaus platform is geared toward homeowners. Homeowners will be able to receive cash by selling a share of their future home equity (the value of a homeowner's interest in their home) to an investor while still retaining sole ownership.

The homeowner and investor will enter a contract for a future purchase. A future purchase is a contract that gives the investor a claim for future potential appreciation, either through selling the contract or purchasing a share of equity in the home at a future date. This is a type of Memorandum of Contract for Sale of Real Property. The future contract is recorded by the County Recorder office under the name of Trustee, who will be an independent financial firm, its representative, or a licensed attorney. The price of the future contract will fluctuate based on property value.

Potential Homeowner Benefits:

- Homeowners keep their existing mortgage
- Homeowners retain full tax deduction from mortgage interest and property tax
- Homeowners can get access to cash without selling their home
- Homeowners retain sole ownership

For most homeowners, there is no monthly payment required under the future purchase cash out. Zeehaus plans to offer an option to homeowners to reduce investors' equity share in exchange for making a monthly interest payment.


Designed for homeowners looking for
Cash for your property.
Low or no monthly payment.
Retain homeownership, instead of selling.
Not ideal for homeowners who
Want to sell the full property
Might not qualify or prove current income
Currently rents out the property

Homeowners are eligible to receive up to 20% of their property's appraised value. The owner is required to maintain a minimum home equity value of 10%.

Steps for Funding:

1. Homeowner applies for cash-out.
2. Homeowner passes pre-screening and decides the percentage of equity to share. Zeehaus verifies the homeowner owns more than 10% equity.
3. Order appraisal. Owner and investor agree on property value.
4. Investors review qualifications, property metrics, and commit funds.
5. Complete closing process. Memorandum of Contract and Deed of Trust are recorded. Owner and trustee sign contract, with the investors as owners of the Trust.

Hypothetical Example

A homeowner with a home that is appraised for $500,000 and put 20% down ($100,0000) could request up to $50,000 in cash (10%). Say the homeowner requests $25,000 in cash, that would leave the owner with $75,000 remaining in equity. The homeowner would receive 75% of future appreciation and the investor would receive the other 25%. This calculation excludes any future mortgage payments made by the homeowner.


Equity Cash Out Calculator
Appraised value:
$500,000.00
Assessed Value:
$460,000.00
Current Owner Equity:
20% ($100,000.00)
Cash Requested:
5% ($25,000.00)
Remaining Owner Equity:
15% ($75,000.00)
Time to buy back or sell
5 years
Average Annual Property Gain
1 %
Investor Appreciation:
25%
Homeowner Appreciation:
75%
Future Home Value
$525,505
Investor Equity Gain
$6,376
Future Homeowner Equity
$94,129

**Assessed Value is a risk-adjusted value based on the appraised value, typically at a 5% to 8% discount, to account for the risk that investors take on. Principal reduction from mortgage payments is excluded from Investor Equity Gain calculation.*

Investors

Potential Investor Benefits:

- Reduce risk: Diversify your real estate investment portfolio across multiple properties, as purchase starts from 1% ownership
- Liquidity: Equity sharing marketplace offers investors liquid and tradable contract, recorded on blockchain and backed by a real asset.
- Security and transparency: Manage your portfolio with complete control and the security of blockchain.

Community and Advertising

During the first phase of the platform, Zeehaus plans to roll out the community for homeowners and buyers to opt-in and receive advertising. Verified users who sign up as a member of the community will be able to indicate their preferences and get paid by opting into selected email advertising, without exposing certain personal information. Consumers will get paid in cash or utility tokens based on emails opened, click-throughs, and direct responses.

Phase Two: Homebuyers

Potential Homebuyer Benefits:

- Homebuyer needs a smaller amount of capital for down payment, starting at 5% of property value
- Lower monthly payment than mortgage loan, by sharing the cost of property taxes, HOA (if applicable), and insurance
- Eliminate closing costs through partnerships and reimbursements from real estate agents
- Eligible for refinance to a traditional mortgage in three years

Payment Comparison

Let's look at one example

Purchase price:	$700K
Property tax and insurance:	$1,000/month
Owner Cash:	10%($70k)

Equity Sharing Payment

Annual rate (investor fee + service fee):	4.5%
Investor equity:	90% (630K)
Owner expense:	$100 ⓘ
Monthly fee to investor:	$2,100.00 ⓘ
Monthly service fee:	$262.50 ⓘ
Total monthly payment:	**$2,462.50**

Mortgage Payment

30-Year Fixed at 4% interest rate and 10% down

Interest payment:	$2,100.00
Principal payment :	$907.72
Tax + insurance:	$1,000.00
Total monthly payment:	**$4,007.72 ****
Total monthly payment without Principal:	$3,100.00 **

Investors

Potential Investor Benefits:

- Diversification: Low minimum investments allow investors to potentially diversify across multiple properties and locations
- Transparency: High degree of transparency into real estate ownership compared to typical real estate funds
- Tax benefits: No transfer tax when transferring fractional ownership
- Automated 1031 Exchange: Automatic matching between selling (relinquished) properties and buying (replacement) properties
- Liquidity: Investors could transfer fractional ownership by trading it on the Zeehaus platform without having to sell the whole property

Investor Dashboard


Investor Home
Saved Properties
Browse & Invest
Closing Checklist
Portfolio
Bank Accounts
Investment & Payout
Document Management
Propose Investment
Referrals
JUSTIN LEE
Account Number:Z13512310
Account Details
Available Fund
$4,607,050.00
Investment in Open Offering
$1,558,560.00
Investment Awaiting Closing
$0.00
Active Portfolio
$2,454,000.00
Total Account Value
$8,619,610.00
Pending Deposit
$793,367.62
Fund My Account
Withdraw Funds
Cash Returned
Cash Returned
Pending First Property Owner Payment
2018
YTD Investment
$0.00
YTD Earnings
Pending First Property Owner Payment
YTD Capital Gain Realized
Pending First Property Sale
Fractional Exchange
Buy Trade
$0.00
Sell Trade
$0.00

Safety and Security

Zeehaus plans to use blockchain to store data on the property, buyer, and seller, and use it to document proof of fractional ownership. Transfers of ownership will also require updating the blockchain and providing a private key to provide safe and secure ownership. In addition, no personal information will be accessible without the private key.

The Zeehaus blockchain for tokens will be built on top of the Stellar network. Zeehaus chose Stellar because of its customizable Know Your Customer (KYC) and Anti-Money Laundering (AML) capabilities and its simplified fund transfer process. The Zeehaus ownership and property blockchain will be built on top of the Hyperledger network. Zeehaus chose Hyperledger because it is permission-based, allows groups of users to create separate transaction ledgers called channels, and data can be stored in multiple formats, along with property history and ownership changes.



STELLAR HYPERLEDGER

Secured ownership and data

With the property, buyer, and seller's data on the blockchain, Zeehaus' goal is for the marketplace to become the system of record or 'hub' for property ownership transfer. The technology will aim to offer efficient and digital processing with multi-step verifications, such as requiring a private key and two-factor authentication before ownership can be traded. This digital transformation is designed to enable faster ownership transfer and reduce the cost of manual verification and title review. This flexibility should enable Zeehaus to customize Zeehaus Smart Contract workflows for different approval requirements for ownership transfer for different government jurisdictions.

Intellectual Property

In March 2018, Zeehaus filed a patent for its method and system for equity sharing of a real estate property.

Zeehaus Technology



Property Screening
Automated property & application with manual review if required.
Buyer Dashboard
Complete digital application and submit property review.
Offering & Invest
Online Investor Offering and Fund Transfer (ACH & Wire).
One Integrated System
Expense Mgmt
Auto Processing of Payment & Expenses by # shares owned.
Digital Closing
Sign Contracts, View Status, and Perform Closing Tasks.
Investor Dashboard
Manage Portfolio & Perform Trade.

US Patent application #15920241, filed Mar 2018

Use of Proceeds and Product Roadmap

Zeehaus' patent-pending technology has been under development since the winter of 2016. The platform is expected to launch for properties in the San Francisco Bay Area and Los Angeles within 60 days after this offering is completed. Expansion is planned to Dallas in early 2019, the Phoenix and Seattle areas in mid 2019, and Arizona, Oregon, Nevada, and Colorado in late 2019. Zeehaus also has plans to expand into international markets in 2020.



The Zeehaus Property Equity Sharing platform will be rolled out in four phases:

1) *Phase One:* Homeowners – Launch equity sharing marketplace for homeowners looking to get cash out of their houses by selling contracts on the equity in their homes. Future Purchase contracts are expected to be recorded in Trust Agreement and on verifiable blockchain. During this phase, Zeehaus will be using Blockchain as proof of fractional ownership as well as rewards-based advertising marketplace.

2) *Phase Two:* Homebuyers – Launch funding platform to help buyers purchase homes by connecting them with investors interested in equity shares. Allow investors to exchange fractional ownership without having to sell entire properties. Record property ownership in Trust Agreement and on verifiable blockchain. Collaborate with builders to build equity sharing communities and help achieve homeownership.

3) *Phase Three:* Blockchain Ownership – Record property deeds and full ownership exchange on blockchain, if governments start to recognize blockchain as legal way to hold real asset. Obtain money exchange licenses and start accepting Zeehaus tokens as payment tools for real estate transactions on the Zeehaus marketplace.

4) *Phase Four:* Mortgage marketplace – Launch a mortgage referral marketplace for investors and homebuyers who completed an equity sharing purchase. These co-owners are eligible to buy out the investor's fractional ownership by qualifying for a mortgage after three years. The mortgage referral marketplace will seek to allow mortgage brokers to join and get referrals. Zeehaus plans to partner with mortgage brokers to provide them a free platform and free tool and charge the brokers flat referral fees when a transaction closes.

Zeehaus plans to launch a custom utility token in early 2019 as a payment tool for real estate transactions on its platform. The goal of the utility token is to facilitate these transactions, to reward community users, and to pay for advertising, real estate commissions, and various transaction fees on the marketplace.

Phase 1 service for homeowners is expected to be launched 60 days after this offering is completed, while the rewards-based advertising marketplace is expected to be rolled out 90 days after the utility token is launched. Phase Two is projected for late 2019 with tokens being accepted on the platform, while Phase Three is targeted for 2020. Timing for Phase 3 launch is subject to legalization of blockchain by state and local governments, as we work on the application and adoption of blockchain as legal way to hold title and asset ownership.

If the minimum $50,000 is raised, Zeehaus plans to use over half of the proceeds on future wages for the COO and CMO. If the maximum $1,070,000 is raised, Zeehaus plans to use just over one-third of the funds on future wages to hire on the CEO, COO, and CMO full time. The next two largest categories will be for purchasing a Software-as-a-Service subscription for cloud-based servers and storage, blockchain network, Banking API, KYC/AML API, Email Automation API, Marketing and Customer Support software, e-Signature API, Messaging API, and Property metrics API, as well as general working capital.



Business Model

Zeehaus plans to initially focus on homeowner, investor and advertising capabilities and later roll out buyer and seller capabilities. Zeehaus plans to roll out the first service for existing homeowners to get cash out. Homeowners exchange home's fractional equity for cash by selling a share of their home, while investor receives a share of the home's potential future appreciation, through a 'future purchase'. The company will seek to generate revenue by charging homeowners a percentage (expected to be 2% to 3%) of the property value funded as well as advertising fees. Zeehaus plans to receive a percentage (10% to 15%) of the fee paid by advertisers to consumers who opt-in to receive advertising. The consumers are paid the remaining 85% to 90% of the advertising fee.

Zeehaus plans to launch its platform to the public within 60 days after this offering is completed. The company does not plan to begin generating revenue until then. In 2018, Zeehaus has had approximately $108,000 in expenses through July, nearly 80% of which came from development work to build out the platform. In 2017, Zeehaus had approximately $103,000 in total expenses for the year, two-thirds of which came from development work.



Remainder of page intentionally left blank

As of Q2 2018, there were more than 138 million homes in the U.S., approximately 120 million of which were occupied.[vi] Overall, these Americans have a large amount of untapped equity in their homes that is illiquid. According to the Urban Institute, the untapped equity in the U.S. totals over $11 trillion. There are several types of financial products available that allow homeowners to tap into their home equity. Four popular ways include a home equity loan, a home equity line of credit, cash-out refinancing, and selling the home:[vii]

- A **home equity loan** uses a portion of the accumulated equity as collateral in exchange for cash that must be paid back monthly in principal and interest.
- A **home equity line of credit** is issued by a financial institution that allows the borrower to request money over time using their house as collateral. The borrowers only pay interest on the portion of the credit line they are borrowing at that time.
- **Cash-out refinancing** is the process of paying off an existing mortgage with a new loan in an amount greater than what is currently owed on the home so they can receive the difference as a lump-sum payment. A cash-out refinancing requires new closing costs, new interest rates, and a new, later payoff date.
- **Selling a home** to get money requires homeowners to rent or buy a less expensive home.[viii]


LEARN ABOUT
HOME EQUITY
WHAT IS HOME EQUITY?
Home equity is the difference in the market value of your home and how much you owe.
Example:
$425,000
Home Market Value
–
$150,000
Mortgage
=
$275,000
Home Equity
Total untapped home equity in the us
$11.03 TRILLION
Total home equity held by us homeowners 62 and older
$6.2 TRILLION
WAYS TO INCREASE YOUR HOME EQUITY
Make home improvements to increase value
Rise in home values in real estate market
Pay off some/all of mortgage or debt on the house
POPULAR WAYS TO TAP HOME EQUITY
Home Equity Loan
Home Equity Line of Credit
Cash-out Refinance
Selling The Home

Source: https://www.reversemortgage.org/HomeEquity

Housing starts are projected to increase steadily over the next few years with Mortgage Bankers Associations (MBA) projecting housing starts will reach 1.4 million in 2020, up from 1.2 million in 2017. New home sales are expected to increase to a seasonally adjusted 696,000 in 2020, up from 584,000 in 2017. Existing home sales are also expected to increase to nearly 6 million units (seasonally adjusted) in 2020, up from 5.4 million units in 2017.[ix]

With the rise of home sales, comes an increase in home mortgages. The MBA estimates that home purchase mortgage originations will total $1.2 trillion in 2018, a 7.3% year-over-year increase, and almost double the

growth from 2016 to 2017. Further, home prices are expected to continue to rise due to a strong job market, favorable demographic trends, and increasing availability of mortgage credit.[x] However, high property prices and rising interest rates could price out many potential homebuyers.[xi] Currently, renters outnumber homeowners in 52 of the 100 largest U.S. cities, based on data from the 2015 U.S. Census.[xii] Millennial renters especially have had a hard time coming up with the down payment required to purchase a home.[xiii]

In 2017, global venture capital investment in the real estate technology sector jumped to over $12.6 billion, triple the $4.2 billion investment in 2016. A significant part of this growth was due to Softbank's $4.4 billion investment in coworking giant WeWork. U.S.-based real estate tech firms accounted for nearly $6.5 billion of venture capital funding in 2017.[xiv]



Venture Capital Funding in Real Estate Tech

GLOBAL VENTURE CAPITAL INVESTMENT IN THE REAL ESTATE TECH SECTOR SINCE 2015. IMAGE: RE:TECH

COMPETITORS

Zeehaus faces competition from multiple companies across its business lines. For services to homeowners, Zeehaus is expected to compete with Point.com. For services to real estate investors, the company's closest competitors are investments in traditional REIT, online rental investment, and direct buy/sell real estate platforms. Point provides equity sharing for existing homeowners with a mortgage. With respect to online marketplaces in the residential real estate industry, notable competitors include, but are not limited to, LendingHome, Realty Mogul™, and RealtyShares.

Point: Founded in 2015, Point is a platform where homeowners can sell equity in their homes. Point typically buys an equity stake of 10% of the current value of the home in exchange for giving the homeowner cash. When the home is sold or refinanced, Point gets back 10% of home's value at the time of the transaction as well as greater than 10% share of any appreciation in the home since then. Point also charges a 3% fee of the amount the homeowner receives.[xv] Point is currently available in select areas of California, Washington, Oregon, Colorado, Georgia, and Massachusetts.[xvi] In September 2016, Point received $8.4 million in funding led by Andreessen Horowitz to bring total funding to $15.4 million.[xvii]

LendingHome: LendingHome is a technology platform that serves borrowers looking for financing to purchase or refinance residential real estate properties as well as institutional and individual investors looking for access to high-yield real estate assets. In October 2017, LendingHome announced it had raised $457 million in capital from equity and the launch of LendingHome Opportunity Fund II. The LendingHome Opportunity Fund II will seek to invest solely in residential bridge loans originated by LendingHome.[xviii] In August 2018, the company announced it had originated over $3 billion in mortgage loans over the past four years, with the last billion generated over just the prior eight months.[xix]

Realty Mogul: Founded in 2012, Realty Mogul is a real estate crowdfunding platform that provides access to private real estate opportunities for investments as small as $1,000.[xx] The platform connects investors who want to invest in real estate with real estate companies that need capital (debt or equity). Realty Mogul has raised over $318 million on its platform and has 150,000 investors.[xxi] The company has raised over $44 million in Series A and B funding rounds led by Sorenson Capital and Canaan Partners, respectively.[xxii]

RealtyShares: RealtyShares is a real estate crowdfunding platform founded in 2013. The company provides debt and equity to residential and commercial real estate properties. Investments are curated by the company's underwriters and only 5% of deals are ultimately approved for funding. Investment minimums start at $5,000 and fees are capped at 2% of the invested amount.[xxiii] As of January 2017, RealtyShares had raised $300 million on its platform.[xxiv] In September 2017, RealtyShares raised a $28 million series C round with participation from Union Square Ventures, Melo Ventures, and General Catalyst Partners, which brought total funding to $63 million.[xxv]

EXECUTIVE TEAM



Justin Lee, Founder and CEO: Before founding Zeehaus, Justin worked at a data/business intelligence startup in San Francisco. Previously, he spent 15 years in data and system consulting at Accenture, working as an architect and designer in the business intelligence, data analytics, and enterprise resource planning integration. Justin is a licensed real estate agent in California and has experience in system integration and web technology. He holds a Bachelor of Science degree in Electrical Engineering from Cornell University.



Chris Garrett, COO: Chris has a background working in operations and business development roles with SaaS, executive recruiting, and venture capital firms. Previously, he was CEO and co-founder of ICO Masters, a global consulting firm for blockchain technology companies that supported clients scaling businesses and raising capital. As COO of Zeehaus, Chris is responsible for strategic planning, business operations, and business development. He holds a bachelor's degree in Business Management from Westminster College.



Hila Shpigelman, CMO: Hila has 15 years of marketing experience, starting her career at Brink, a Fortune 500 enterprise, before working with startups. She's also been the CMO at two startups that had successful exits, where she helped build the marketing from the ground up. The most recent company was an apartment marketing tech firm, Modern Message. Hila has an MBA from the University of Manchester and bachelor's degree in Business and Information Technology from IDC Herzliya.

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $5,000,000
Discount: 25%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, Zeehaus has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at a discount of 25% of the price per share of the new preferred stock sold in the equity financing, or a valuation cap of $5,000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

TechCrunch: Announcing the TC Top Picks for Disrupt SF 2018
Markets Insider: Top 20 Blockchain Startups Announced for Founder World Championship 2018

[i] https://techcrunch.com/2018/07/12/announcing-the-tc-top-picks-for-disrupt-sf-2018/

[ii] https://www.reversemortgage.org/HomeEquity

[iii] https://www.myfico.com/loancenter/homeequity/step1/organizepaperwork.aspx

[iv] https://www.nahb.org/en/research/housing-economics/housings-economic-impact/households-priced-out-by-higher-house-prices-and-interest-rates.aspx

[v] https://www.forbes.com/sites/brianroberts/2018/03/12/is-this-the-most-expensive-money-mistake-millennials-make/#c5d242722483

[vi] https://www.census.gov/housing/hvs/files/currenthvspress.pdf

[vii] https://www.reversemortgage.org/HomeEquity

[viii] https://www.reversemortgage.org/HomeEquity

[ix] https://www.mba.org/mba-newslinks/2017/october/mba-newslink-wednesday-10-25-17/mba-forecast-2018-purchase-originations-to-increase-to-12-trillion

[x] https://www.mba.org/2017-press-releases/october/mba-forecasts-purchase-originations-to-increase-to-12-trillion-in-2018

[xi] https://www.nahb.org/en/research/housing-economics/housings-economic-impact/households-priced-out-by-higher-house-prices-and-interest-rates.aspx

[xii] https://www.bloomberg.com/news/articles/2017-03-23/renters-now-rule-half-of-u-s-cities

[xiii] https://www.forbes.com/sites/brianroberts/2018/03/12/is-this-the-most-expensive-money-mistake-millennials-make/#c5d242722483

[xiv] https://commercialobserver.com/2018/01/vc-funding-in-real-estate-tech-leaped-to-12-6b-in-2017-report/

[xv] https://www.wsj.com/articles/the-hidden-cash-in-your-assets-1493085902

[xvi] https://help.point.com/article/36-when-will-point-be-available-in-my-area

[xvii] https://techcrunch.com/2016/09/13/point-raises-8-4-million-to-buy-a-stake-in-your-home/

[xviii] https://venturebeat.com/2017/10/17/lendinghome-announces-infusion-of-over-450-million/

[xix] https://www.housingwire.com/articles/46607-lendinghome-originates-more-than-3-billion-in-mortgage-loans

[xx] https://www.realtymogul.com/mogulreit

[xxi] https://finovate.com/realtymogul-introduces-new-president-aaron-halfacre/

[xxii] https://techcrunch.com/2015/07/14/realty-mogul-series-b/

[xxiii] https://www.realtyshares.com/

[xxiv] https://www.crowdfundinsider.com/2017/01/95148-solid-growth-realtyshares-now-raised-300-million-real-estate-crowdfunding/

[xxv] https://techcrunch.com/2017/09/14/realtyshares-raises-28-million-for-commercial-real-estate-investing/

Exhibit C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Zeehaus Inc.
1390 Market St, Suite 200
San Francisco, CA 94102

Ladies and Gentlemen:

The undersigned understands that Zeehaus, a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated September 6, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on November 6, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

1

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First

Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1390 Market St, Suite 200 San Francisco, CA 94102 Attention: Justin Lee
with a copy to:	1345 Sixth Ave, Floor 11 New York, NY 10105 Attention: Alex Araujo
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Zeehaus Inc.
By_____ Name: Title:

Exhibit D
Crowd Note

Zeehaus Inc.

CROWD NOTE

FOR VALUE RECEIVED, Zeehaus Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 25%.

The "**Offering End Date**" is November 6, 2018.

1. Definitions.

    a.   "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b.   "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c.   "**Corporate Transaction**" shall mean:

        i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

   m.   "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii.   Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or First Democracy VC, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

Exhibit E
Company Pitch Deck



Zeehaus Investor Deck

Real Estate Equity Sharing Marketplace for Homeowners and Investors

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

What does Zeehaus do

Zeehaus is developing an equity sharing marketplace and an ownership community platform that connects homeowners and buyers directly with investors and equity sharing. Investors can optimally increase the opportunity to realize potential property appreciation and cash flow, while buyers are able to achieve fractional home ownership.

z zeehaus

Problem

- There is tremendous untapped equity in homes that is not easily accessible*
- We believe the real estate buying, ownership, & advertising process is broken

Cost of entry
Purchase may require large amount of capital due to rising property values

Liquidity
Real estate can require long term commitment and high selling costs

Title transfer
Change of ownership may require title review and paying escrow and insurance

Untapped Equity
Current homeowners may have equity in their homes that they can't easily tap in to

*Source: https://www.reversemortgage.org/HomeEquity

Our Vision



Exchange - Phase 1

Provide liquidity to real estate through automated exchange to trade '**future contract.**' Start building a community of homeowners and real estate investors to build up the 'supply.'



Achieve Homeownership - Phase 2

Goal is to open home ownership and real estate investing to everyone globally and become the go-to marketplace to **buy**, **sell**, **invest**, and **advertise**.

How It Will Work - Future Purchase
Solution for Homeowners

z zeehaus



Step 1
Homeowner applies for cash-out



Step 2
Homeowner passes pre-screening, decides the percentage of equity to share, and we verify min 10% owner equity



Step 3
Buyer and investor agree on property value. Investors review qualifications, property metrics, and commit funds.



Step 4
Trustee completes contract as sole owner of the 'future contract', with investors as owners of the Trust

What is a 'Property Future Contract'

Liquidity to Real Estate

Designed as a new and simple way to invest in real assets backed by properties

- Current homeowners looking to tap into future potential home equity can offer fractional ownership to investors in exchange for cash

- Investor and homeowner agree on fractional ownership sale in the future, based on property value at the time of contract

- Future contract will be recorded by the County Recorder office, under the name of Trustee

- Shall be structured as a '**future contract**,' which investors can **trade** by exchanging the beneficiary ownership of the Trust

- Intended to be a type of 'Memorandum of Contract for Sale of Real Property'

- Price of future contract will fluctuate based on property value

zeehaus

Homeowner's Use Case - Hypothetical Example
Homeowner can receive cash by selling a share of their home, while the investor receives a share of the home's potential future appreciation

⊞ Equity Cash Out Calculator

Appraised value:	$1,000,000.00		Time to buy back or sell	
			5 years	
Assessed Value: ⓘ	$920,000.00			
Current Owner Equity:	30% ($300,000.00)		Average Annual Property Gain	
			5 %	
Cash Requested:	10% ($100,000.00)		Investor Appreciation:	33%
Remaining Owner Equity:	$200,000.00		Homeowner Appreciation:	67%

Future Home Value	Investor Equity Gain	Future Homeowner Equity
$1,276,282	$92,094	$384,188

*Assessed Value is a risk-adjusted value based on the appraised value, typically at a 5% to 8% discount, to account for the risk that investors take on.

Key Investment Terms
Future Contract



Owner Equity
Homeowner needs to maintain a minimum of 10% equity.



Length
7-10 year contract. Contract can be traded at any time to another investor or back to homeowner.

Additional discussions

- There are two key terms: initial '**Contract Price**' of purchasing future contract and '**remaining cost**' to purchase the property

- Initial future **contract price** changes based on property value and supply and demand

- **Remaining cost** to purchase initial equity doesn't change

Go-to-Market Strategy

COMMUNITIES
Build network of homeowners

- **Goal is to help 100 homeowners get cash equity using 'Future Contracts' in the next 12 months**
- Build large community of homeowners and renters
- Marketing to build traction, then launch buyer equity sharing model
- We have formed marketing partnership with **Stellar**

INVESTMENT PARTNERSHIPS
Institutional investors

- **Influencer network**
- **Convert existing investment properties**
- Establish strategic partnership with real estate & institutional investors, equity funds
- *Phase 1 B2C: private & accredited investors initially*
- *Phase 2 C2C: aggressively promote to individual investors*

EVENTS
Target events monthly

- Monthly Meetup (SF)
- Inman Realtor Connect (SF)
- Disrupt SF: we are selected as Top Pick, and we will present on September 2018 in SF
- Blockchain Expo NA (SF)
- Single Family Forum (Arizona)



Market Opportunity

120M

U.S. Occupied Homes

Total occupied homes *

31%

Renters

% of occupied homes that are rented in the U.S.*

$38

Billion Dollars

Common equity invested in REITs in 2017**

* Source: https://www.census.gov/housing/hvs/files/currenthvspress.pdf
** Source: https://www.reit.com/news/blog/market-commentary/reits-raised-383-billion-common-equity-tapped-atm-programs-record-75

U.S. Real Estate Market

zeehaus

6.1
Million +

U.S. Market *
Total units sold 2017

915
Thousand +

Serviceable Market Units **
Target: 15% of total properties sold annually are valued $500K+

$3.3
Billion

Total Market Opportunity
Annual Revenue based on ARR of $3,600 per property

* Source: https://www.statista.com/statistics/275156/total-home-sales-in-the-united-states-from-2009/
** Source: https://www.probuilder.com/new-data-shows-how-many-us-homes-are-worth-500k-and-over

Real Estate Advertising Market

zeehaus

Ad Spend by Real Estate Brokers *



Others - 19

Flyer/Mailer - 9

Social Media - 14

Purchasing Leads - 58

Ad Spend by Real Estate Agents *



Others - 26

Branding - 8

Flyer/Mailer - 11

Social Media - 35

Purchasing Leads - 20

$29 Billion

U.S. Real Estate Advertising Industry Size

*Source: https://www.attomdata.com/news/company-news/where-is-everyone-in-real-estate-spending-their-marketing-dollars/
**Source: https://www.borrellassociates.com/industry-papers/papers/2017-real-estate-paper-detail

Target Markets

● : Current Markets   ● : Coming Soon   ● : Future Expansion



Use of Funds

- **Platform Development and Enhancement:**
  - Continuously update more features to complement the investor equity sharing and future purchase platform
- **Marketing**:
  - Build community of homeowners, renters, and investors
- **Salary & personnel:**
  - Hire four employees
  - Chief Marketing Officer (1), Property Specialists (2), and Programmer (1)
  - There are currently 2 executives, a marketing consultant, and 4 developers
- **Expansion**:
  - Expand to property locations in LA, Dallas, Seattle, Denver, NYC
- **Partnerships**:
  - Establish strategic partnership with lenders and referral sites

Road Map: Four Phases



Phase 1: 2018 - 2019
Homeowners: Launch by focusing on homeowners looking to get cash by selling 10% to 20% equity. Work with builders to develop equity sharing community for Phase 2.



Phase 2: mid-2019
Buyers: Enable funding platform to help buyers purchase homes by connecting with investors to equity shares.



Phase 3: late 2019
Blockchain & advertising: Record ownership exchange on blockchain and introduce tokens.



Phase 4: mid-2022
Mortgage referral: Buyers will be eligible for referrals to refinance using their mortgage and buy out of fractional ownership.

Solutions for Phase 2 & 3

z zeehaus

A digitalized and automated end-to-end platform where investors, buyers, and sellers connect to buy, sell, and invest in real estate at a fractional level and co-own property.



PROCESS
Fractional Ownership
Equity sharing designed to provide investors with potential **cash flow** and **appreciation**, while helping buyers achieve homeownership.



TECHNOLOGY
Proprietary and Automated
We built a patent-pending and proprietary automation platform that digitalizes the end-to-end purchase/sale process.



DATA
Trust and Blockchain
Securely and accurately record ownership, pay fees, and purchase real estate. Trust holds legal title.

Team



Justin Lee
CEO, Technology & Finance

Consulting & real estate backgrounds with system integration & web technology. Licensed realtor with real estate & finance experience. Previously worked at a San Francisco BI & Data start-up. Graduate of Cornell with BS in EE.



Chris Garrett
COO, Business Development & HR

Background working with SaaS, Venture Capital, Executive Recruiting, and Blockchain companies. Thrives in startup environments working in business development, operations, and growing teams & companies.



Hila Eyal-Shpigelman
Marketing, Brand & PR

15+ years of marketing experience starting her career at Brink, a F500 enterprise, before working with startups. She's been the CMO at two startups that successfully exited, building the marketing from the ground. The most recent company was an apartment marketing tech firm, Modern Message.

zeehaus

Advisors



Matt Ciantar, Sales Advisor

Twenty-eight years of sales, operations, and strategy development experience overseeing departments. Director of Sales and Marketing with TraDove Token Sale.



Vincent Chang, Business Ops Advisor

Founded two successful technology consulting companies, Arrosoft and Amptech, that specialize in network security and data storage solutions.

Legal Team



Andy Sirkin, Equity Sharing Attorney
An attorney specialized in Tenancy-in-Common (TIC) and Equity Share ownership, Andy is an accredited instructor with the California Department of Real Estate. He is a vocal advocate for creation of affordable home ownership opportunities.



Kanika Radhakrishnan, Patent Attorney
Registered patent attorney and member of the State Bar of California, she holds a graduate degree from Harvard Law school specializing in Intellectual Property (IP), with extensive experience working as a patent litigator at leading IP firms.



Marilyn Sullivan, Real Estate Attorney
Extensive experience in residential real estate industry. She is also a licensed real estate broker in CA, spanning over 25 years advising real estate transactions. An expert in property Equity Sharing ownership.

The End



Thank you for your time!

Check us out online:
Zeehaus.com

Exhibit F
Video Transcript 1

Narrator: Zeehaus, An Equity Sharing Marketplace and Reward-based Community designed for EVERYONE. Traditional methods of real estate investment and home purchasing can be inefficient, unaffordable, and costly. For buyers in high demand markets, skyrocketing property prices and bidding wars means immense capital needed.

Screen: Zeehaus, An Equity Sharing Marketplace and Reward-based Community designed for EVERYONE.

Screen: Traditional methods of real estate investment and home purchasing
Inefficient, Unaffordable, Costly

These problems force many homebuyers to sit on the sidelines due to significant down payment requirements and lack of affordability. Rental real estate investments often require long term commitments and can be illiquid and costly.

Screen: Strong Competitions and High Prices Translate to Significant Down Payment and Runaway Housing Cost

Screen: Real Estate Investments
Long Term, Illiquid, Costly

For investors, home purchases or change of ownership involves many burdensome closing processes, including inefficient and lengthy title review, costly closing fees, and escrow & title insurance. Investing in a REIT does not offer the same tax benefits available when owning real estate, namely asset depreciation and the ability to deduct operating expenses.

Screen: Buyer, Seller, Title Company, Mortgage Broker, Lengthy, Costly

Screen: If Investing in REIT: NO TAX BENEFITS, NO 1031-EXCHANGE, NO TRANSPARENCY

Imagine if there was a solution. Welcome to Zeehaus, an equity sharing marketplace and reward-based community designed for everyone, aiming to make it easy to buy, sell, and invest in real estate.

Screen: Imagine if there was a solution?

Screen: Zeehaus, an equity sharing marketplace and reward-based community designed for everyone

Screen: Buy, Sell, Invest, Community

Fractional ownership is recorded under legal trust and on blockchain. Zeehaus plans to bring together buyers with potential investors, real estate agents and mortgage brokers to achieve homeownership. Existing homeowners can also use the platform to seek equity sharing

opportunities. The end-to-end process from Applying, Property Vetting, Funding, Closing Process to Ownership Management is Digitalized and Automated.

Screen: Trusts, Blockchain Community

Screen: Buyers, Homeowners, Investors, Partners

Screen: Homeowners, Equity Sharing Opportunities

Screen: End to End
Applying, Property Vetting, Funding, Closing Process, Ownership

Fractional equity ownership of property through Zeehaus' community is designed to open real estate ownership to everyone. Zeehaus aims to reduce closing costs and connect buyers and homeowners directly with investors, optimally increasing the opportunity for investors to realize property appreciation and cash flow.

Screen: Fractional equity ownership of property
Ownership, Community

Screen: Buyer, Middlemen, Investors

Offered by Zeehaus platform and blockchain technology. Join other homeowners and real estate investors who are interested in leveraging the power of a fractional equity marketplace to pursue home ownership and real estate investing. Sign up now for free. You are just a few clicks away from joining the community.

Screen: Zeehaus, Blockhain Technology

Screen: Sign up now for free!
You are just a few clicks away from joining the community.

Exhibit G
Video Transcript 2

Narrator: Welcome to Zeehaus, a blockchain-based real estate community

Focused on trust, reward opportunities, and privacy, and Zeehaus connects with neighbors and homeowners.

Screen: Trust, Reward, Privacy

We believe there are many problems with advertising through social media and online companies

Screen: Current Problems

Many of these companies are making a tremendous amount of money from consumers' personal data.

Screen: Profit by Others

Consumer data is being sold, with fraudulent and careless data privacy issues increasingly arising

Screen: Lack of Data Privacy

We believe there is a better way.

Screen: What Zeehaus Offers

With Zeehaus, you can control your data and decide what advertisements to receive.

Screen: Control your Data

Get paid by advertisers when clicking email ads, making a purchase, or requesting to be contacted.

Screen: Get Paid, The Way It Should Be

All of this is possible without revealing your identity, as advertisers will not have your personal information unless you decide to share it.

Screen: Privacy & Security
Hidden Identity, Advertisers

No more fake reviews! Only verified users will be able to provide ratings that will be recorded on Blockchain

Screen: Immutable Reviews
No More Fake Ratings!

Sign up now! Join others who want to maintain control over their own data and discover the potential benefits of the Zeehaus community.

Screen: Find us at Zeehaus.com